Filed Pursuant to Rule 433

Registration No. 333-145691-03

November 13, 2007

POTOMAC ELECTRIC

POWER COMPANY

$250,000,000

6.50% Senior Notes due 2037

Issuer:	Potomac Electric Power Company

Issue:	6.50% Senior Notes due 2037

Ratings:*	Baa1/BBB+/A (Moody’s/S&P/Fitch)

Offering Size:	$250,000,000

Coupon:	6.50%

Trade Date:	November 13, 2007

Settlement Date:	November 16, 2007 (T+3)

Stated Maturity:	November 15, 2037

Initial Public Offering Price:	99.751% per Note

Proceeds to Issuer (before expenses):	$247,190,000

Yield to Maturity:	6.519%

Benchmark Treasury:	4.75%, due February 15, 2037

Benchmark Treasury Yield:	4.619%

Spread to Benchmark Treasury:	+190 bps

Optional Redemption:	Make-whole call, 35 bps spread over U.S. Treasuries

Interest Payment Dates:	May 15 and November 15 of each year, commencing on May 15, 2008

CUSIP Number:	737679 DB3

Bookrunners:	BNY Capital Markets, Inc. Wachovia Capital Markets, LLC

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Capital Markets, Inc. at 212-635-8974 or Wachovia Capital Markets, LLC at 1-866-289-1262.